SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                   THE PAUL REVERE CORPORATION
                         (Name of Issuer)

             Common Stock, par value $1.00 per share
                  (Title of Class of Securities)

                            703559104
                          (CUSIP Number)

                         Wayne W. Juchatz
                     Executive Vice President
                       and General Counsel
                           Textron Inc.
                      40 Westminster Street
                    Providence, RI  02903-2596
                          (401) 421-2800
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         November 5, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13 D, and is filing this because of Rule 13d-1(b)(3) or (4), check the following box:( )


                           SCHEDULE 13D

CUSIP No. 703559104

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Textron Inc.
          I.R.S. Identification No. 05-0315468

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS
          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                              (7)  SOLE VOTING POWER
          NUMBER OF                0
           SHARES             (8)  SHARED VOTING POWER
        BENEFICIALLY               37,500,000
          OWNED BY
            EACH              (9)  SOLE DISPOSITIVE POWER
          REPORTING                0
           PERSON
            WITH              (10) SHARED DISPOSITIVE POWER
                                   37,500,000

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          37,500,000

     (12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES                                    (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          Approximately 83.3%

     (14) TYPE OF REPORTING PERSON
          CO

                           SCHEDULE 13D
                        (AMENDMENT NO. 1)

          This Amendment No. 1 amends the Statement on Schedule 13D, dated May 8, 1996 (the "Schedule 13D"), filed by Textron Inc. ("Textron"), relating to the shares of common stock, par value $1.00 per share (the "Common Stock"), of The Paul Revere Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D. The term "Statement," as used herein, refers to the Schedule 13D and this Amendment No. 1 thereto, collectively.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended as follows:

          The Amended and Restated Voting Agreement and the Amended and Restated Separation Agreement described in Item 4 of this Statement were entered into by Textron as an inducement to Provident to enter into the Amended and Restated Merger Agreement described in Item 4 of this Statement. Except as set forth in the preceding sentence, no consideration has been paid in connection with the transactions which are the subject of this Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended as follows:

          On November 5, 1996, Textron entered into (i) the Amended and Restated Voting Agreement dated as of April 29, 1996 (the "Amended and Restated Voting Agreement") by and among Textron and Provident and (ii) the Amended and Restated Separation Agreement dated as of April 29, 1996 (the "Amended and Restated Separation Agreement") by and among Textron, the Company and Provident as an inducement to Provident to enter into the Amended and Restated Agreement and Plan of Merger dated as of April 29, 1996 (the "Amended and Restated Merger Agreement") by and among Provident, Patriot and the Company, pursuant to which Provident will acquire the Company in a one-step merger transaction in which Patriot will merge with and into the Company, with the Company being the surviving corporation.

          The Amended and Restated Voting Agreement does not change any of Textron's obligations or Provident's rights with respect to the voting or Transfer of the Shares from those set forth in the Voting Agreement. The number of Shares held by Textron as of November 5, 1996 (37,500,000 or approximately 83.33% of the shares of Common Stock outstanding as of such date), remains unchanged from April 29, 1996.

          The Amended and Restated Voting Agreement amended and restated the Voting Agreement to provide, among other things, (i) that, concurrently with the consummation of the Merger, Textron will pay to Provident $25 million in cash, (ii) that, at or prior to the Effective Time, Textron will contribute to the Company one used Cessna aircraft, (iii) that Provident will have the right, as soon as the same shall become available to Textron from the manufacturer, to receive from Textron one new Cessna aircraft and
(iv) that, prior to the Effective Time, Textron will make a capital contribution to the Company in the amount of the statutory reserve strengthening required by the Commissioner of Insurance of the Commonwealth of Massachusetts as a condition to granting any necessary consents in connection with the transactions contemplated by the Amended and Restated Merger Agreement, subject to a requirement that Textron contribute at least $100 million, but under no circumstances in excess of $180 million, for such purposes. In addition, Textron has agreed, under certain circumstances, to indemnify the Company and certain Company-related parties (including Provident and certain Provident-related parties) for certain claims brought by stockholders or former stockholders of the Company or Textron, or by any governmental authority or agency. The final date as of which the Amended and Restated Voting Agreement would terminate, if not earlier terminated, was extended to May 28, 1997.

          The Amended and Restated Separation Agreement amended the Separation Agreement to address tax issues stemming from certain of the amendments to the Merger Agreement.

          Copies of the Amended and Restated Merger Agreement, the Amended and Restated Voting Agreement and the Amended and Restated Separation Agreement are hereby incorporated herein by reference to Exhibits 4, 5 and 6 hereto, respectively, and the foregoing summaries of such agreements are qualified in their entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

          (a) and (b)    The 37,500,000 shares of Company Common
Stock subject to the Amended and Restated Voting Agreement are equal to approximately 83.33% of Company Common Stock, based on the 45,000,000 shares of Company Common Stock issued and outstanding on November 5, 1996. By virtue of the Amended and Restated Voting Agreement, Provident may be deemed to beneficially own the Shares with shared power to vote and to direct the vote of such Shares and shared power to dispose of and to direct the disposition of such Shares. Textron does not believe that pursuant to the provisions of the Amended and Restated Voting Agreement Textron and Provident comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

          (c) Other than as set forth herein, neither Textron nor, to the best of Textron's knowledge, any subsidiary or affiliate of Textron or any of its or their executive officers or directors, beneficially owns any shares of Common Stock and there has not been any transaction in the shares of Company Common Stock effected during the past 60 days by Textron nor, to the best of Textron's knowledge, by any subsidiary or affiliate of Textron or any of its or their executive officers or directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended as follows:

          The Amended and Restated Merger Agreement, the Amended and Restated Voting Agreement and the Amended and Restated
Separation Agreement are attached hereto as Exhibits 4, 5 and 6, respectively.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              TEXTRON INC.

                              By:/s/ Arnold M. Friedman
                                 Name:  Arnold M. Friedman
                                 Title: Vice President and Deputy
                                        General Counsel

Date:  November 21, 1996


                          Exhibit Index

                                                          Exhibit
     Merger Agreement dated as of April 29, 1996 by and
     among Provident, Patriot and the Company  . . . . . . . 1*

     Voting Agreement and Election dated as of April
     29, 1996 by and among Textron, the Company and
     Provident . . . . . . . . . . . . . . . . . . . . . . . 2*

     Separation Agreement dated as of April 29, 1996 by
     and among Textron, the Company and Provident  . . . . . 3*

     Amended and Restated Merger Agreement dated as of
     April 29, 1996 by and among Provident, Patriot and
     the Company . . . . . . . . . . . . . . . . . . . . . .  4

     Amended and Restated Voting Agreement dated as of
     April 29, 1996 by and among Textron, the Company
     and Provident . . . . . . . . . . . . . . . . . . . . .  5

     Amended and Restated Separation Agreement dated as
     of April 29, 1996 by and among Textron, the
     Company and Provident . . . . . . . . . . . . . . . . .  6

______________
*  Filed previously with the Schedule 13D